

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

April 12, 2017

James F. Moriarty
Senior Vice President
Chesapeake Utilities Corporation
909 Silver Lake Boulevard
Dover, Delaware 19904

>   **Re: Chesapeake Utilities Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 24, 2017**
>   **File No. 001-11590**

Dear Mr. Moriarty:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Lilyanna Peyser for

                    Mara L. Ransom
                    Assistant Director
                    Office of Consumer Products